Law Offices of Michael H. Freedman, PLLC
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June 8, 2011

Via EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-0303
Attn: Mark P. Shuman

Re:Premier Alliance Group, Inc.
Registration Statement on Form S-1
Filed May 31, 2011
File No. 333-173879

Dear Mr. Shuman:

We acknowledge receipt of the letter of comment dated May 20, 2011 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Premier Alliance Group, Inc. and provide the following in response on the Company’s behalf.  Unless otherwise indicated, the page references below refer to the marked version of Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) filed on the date hereof.  The responses are numbered to coincide with the numbering of the comments in the Comment Letter.  Capitalized terms used herein and not separately defined have the meanings given to them in the Registration Statement.

General

1.   The Company has updated its financial statements in accordance with Rule 8-08 of Regulation S-X by incorporating its March 31, 2011 financial statements.

2.   The Staff notes that the proposed registration of 180% of the Company’s shares currently outstanding may be viewed as a primary, at-the-market offering under Rule 415(a)(4) rather than a secondary shelf offering under Rule 415(a)(1)(i).

For the reasons set forth below, the Company respectfully submits that (i) the offering to be registered pursuant to the Registration Statement is a valid secondary offering and may be registered as contemplated by the Registration Statement, and (ii) the selling shareholders are not

 “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”).

Background

As more fully described herein, the investors (the “Investors”) consist of (a) two accredited investors who acquired Series C Preferred Stock and warrants (the “March Placement”), (b) one placement agent that acquired warrants as commissions in the March Placement, and two registered brokers that acquired warrants for services rendered in the March Placement, (c) three accredited investors who acquired warrants in a private placement of units (the “Unit Placement,” together with the March Placement, the “Private Placements”), (d) three registered brokers that acquired warrants as commissions in the Unit Placement, and (e) two consultants who acquired warrants for services rendered in the Unit Placement.

The Unit Placement

On December 6, 2010, the Company completed a private placement pursuant to a Term Sheet dated September 3, 2010 and closed on three units of its securities to a limited number of accredited investors, as that term is defined in Rule 501 of the Securities Act, pursuant to Regulation D and Rule 506 promulgated thereunder.    Each unit (“Unit”) consists of 80,000 shares of the Company’s 7% Series B Convertible Preferred Stock (the “Series B Preferred Stock”) and 60,000 warrants (the “Unit Warrants”).  Accordingly, the Company issued an aggregate of 240,000 shares of Series B Preferred Stock and 180,000 Unit Warrants to certain of the Investors in the Unit Placement. The Company also issued an aggregate of 19,200 Unit Warrants to three registered brokers as commissions in the Unit Placement.

The Series B Preferred Stock, which is not being registered in this Registration Statement, (a) pays interest at 7% per annum, (b) is convertible into shares of the Company’s Common Stock (the “Common Stock”) on a one-to-one basis, subject to adjustments, (c) is automatically converted into Common Stock should the price of the Common Stock exceed $2.50, and (d) provides full ratchet anti-dilution for a period of one year from the closing date. The Unit Warrants are exercisable for five years at $0.77 per share and have registration rights. The Unit Warrants issued in connection with the Unit Placement are (a) exercisable for five years at $.0.77 per share, (b) provide for cashless exercise, and (c) have registration rights.

The March Placement

On March 3, 2011, the Company entered into a securities purchase agreement to issue and sell to two accredited investors, Miriam Blech and River Charitable Remainder Unitrust f/b/o Isaac Blech, an aggregate of 2,380,952 shares of the Company’s newly designated 7% $2.10 Series C Preferred Stock (the “Series C Preferred Stock”) and warrants to purchase 7,142,856 shares of the Company’s Common Stock exercisable during the five-year period commencing on the date of issuance at $0.77 per share (the “Series C Warrants”). The Company also issued as commissions for the March Placement (a) Series C Warrants to purchase 714,285 shares of Common Stock as commissions to Maxim Group LLC, the placement agent, and (b) an aggregate of 360,000 Series C Warrants to two registered brokers.

Among other terms and conditions, the Series C Preferred Stock (a) has an original issue price of $2.10, (b) ranks senior to the Company’s outstanding securities, (c) is convertible into three shares of the Common Stock at an initial conversion price of $0.70 per share, subject to certain adjustments, (d) pays 7% interest per annum, payable annually in cash or shares of Common Stock, at the Company’s option, (e) provides the holder with veto power over certain corporate activities, including the designation of any senior securities, any liquidation of corporate assets, a change in control of the Company, the payment of dividends, or a change in the nature of the Company’s business, (f) provides the holder with the right to appoint four directors and an observer to the Company’s board of directors, (g) requires the consent of the Company’s Chief Executive Officer prior to any appointment of a director by the holder, and (h) for a period of one year from the issuance date provides full-ratchet anti-dilution provisions, and thereafter provides weighted-average anti-dilution, on issuances of securities at a price less than $0.70 per share of Common Stock, subject to certain exceptions.  The Series C Warrants (a) are exercisable for five years at $0.77 per share, (b) provide for cashless exercise, (c) have registration rights, and (d) for a period of one year from the issuance date the Investor warrants provide fullratchet anti-dilution provisions, and thereafter provide weighted-average anti-dilution, on issuances of securities at a price less than $0.77 per share of Common Stock, subject to certain exceptions.

The Series B Preferred Stock, the Series C Preferred Stock, the Unit Warrants and the Series C Warrants were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act and Regulation D promulgated thereunder. According to information provided to the Company by the Investors, each of the Investors is an accredited and/or financially sophisticated investor who took for investment and without a view towards distribution. In addition, each of the Investors made extensive representations and warranties in the purchase agreements regarding its investment intent, including representations that each Investor was purchasing its securities for its own account, for investment purposes and not for the purpose of effecting any distribution of the securities in violation of the Securities Act. Furthermore, each of the Investors represented that it was acting individually and not as a group, and that each Investor had made its own independent decision to purchase securities in the transactions.

On May 3, 2011, the Company filed the Registration Statement with the Securities and Exchange Commission (the “Commission”) seeking to register an aggregate of 15,869,197 shares of Common Stock, which equals the total number underlying shares of Common Stock issuable upon conversion or exercise of the Series C Preferred Stock, the Unit Warrants and the Series C Warrants.  The shares of Common Stock covered by the Registration Statement represent approximately 180% of the shares outstanding immediately prior to the offering.

The Offering to be Registered Pursuant to the Registration Statement is a Valid Secondary Offering

Rule 415 Analysis:

In 1983 the Commission adopted Rule 415 under the Securities Act to permit the registration of offerings to be made on a delayed or continuous basis. Rule 415 specifies certain conditions that must be met by an issuer in order to avail itself of the rule. In relevant part, Rule 415 provides:

“(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, That:

(1) The registration statement pertains only to:

(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;….

Under Rule 415(a)(1)(i), an issuer may register shares to be sold on a delayed or continuous basis by selling shareholders in a bona fide secondary offering without restriction.

In the event that the offering to be registered pursuant to the Registration Statement is re-characterized as a primary offering on behalf of the Company, (i) the offering would have to be made on a fixed price basis (in other words, the Investors would not be able to sell their securities at prevailing market prices), (ii) the Investors would be deemed to be “underwriters” with respect to the Private Placements (with the attendant liabilities under Section 11 of the Securities Act), and (iii) in accordance with the Commission’s long-standing interpretive position, Rule 144 would never be available to the Investors to effect re-sales of their securities.

The Company respectfully submits that the re-characterization of a secondary offering as an offering “by or on behalf of the registrant” has a significant negative impact on the ability of a selling shareholder to effect the resale of its securities. Accordingly, re-characterization can have a chilling effect on the ability of smaller public companies — like the Company — to raise capital and the Company believes that the Commission should only re-characterize a secondary offering as being on behalf of a registrant after a careful and complete review of the relevant facts and circumstances.

The Commission has previously recognized the complexity of the analysis of certain transactions under Rule 415 and has set forth a detailed analysis of the relevant factors that should be examined in its Compliance and Disclosure Interpretations. Interpretation 214.02 (the “Interpretation”) provides that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 ‘public float’ test for a primary offering, or because Rule 415 (a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” (emphasis added)

As the Interpretation indicates, the question is a “difficult” and “factual” one that involves an analysis of many factors and “all the circumstances.” Each of the relevant factors listed in the Interpretation is discussed below in the context of the Private Placements. The Company respectfully submits that, based on a proper consideration of all of these factors, the Registration Statement relates to a valid secondary offering and that all of the shares of Common Stock issuable in the Private Placements can be registered for re-sale on behalf of the Investors pursuant to Rule 415.

How Long the Selling Shareholders Have Held the Shares

The Company advises the Commission that the Investors in the Unit Placement and the March Placement will likely be required to hold their securities for an extended period of time.

Of the 15,869,197 shares being registered for resale, none represent actual shares of Common Stock outstanding as of the date hereof, but instead shares of Common Stock that are merely issuable upon exercise or conversion of warrants or Preferred Stock. Absent an increase in the Company’s trading price and trading volume, these investors will remain at full economic risk for loss of their investment and such shares might never be issued or ever resold under the Registration Statement.

 The Company respectfully submits that this thin trading volume in the Common Stock will require the Investors to continue to hold their securities which are convertible or exercisable into shares of Common Stock for an extended period of time even if all of the underyling shares of Common Stock issuable in the Private Placements can be registered for re-sale on behalf of the Investors pursuant to Rule 415.

The Circumstances under Which They Received the Shares

The Company respectfully submits that registration of the re-sale of the shares of Common Stock issuable in two separate Private Placements occurring several months apart should not equate to intent to distribute. As described above, the securities covered by the Registration Statement became issuable in valid private placements that complied in all respects with Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

As an initial matter, the Company respectfully submits that there are a number of reasons why investors want the re-sale of shares registered other than to effect a distribution. For example, many private investment funds, including certain Investors, are required to mark their portfolios to market. If portfolio securities are not registered, such investors are required to mark down the book value of those securities to reflect an illiquidity discount. That portfolio valuation does not depend on whether investors intend to dispose of their shares or to hold them for an indefinite period. In addition, many investors are fiduciaries of other people’s money and have a common law duty to act prudently. The Company believes that it would be irresponsible for such investors not to have the re-sale of their shares registered. Furthermore, not registering the re-sale of their shares could prevent investors from taking advantage of market opportunities or from liquidating an investment if there is a fundamental shift in such investors’ investment judgment about a company. Finally, shares that are registered for re-sale are generally eligible to be used as margin collateral under the margin regulations of the Federal Reserve. Restricted securities are not “margin stock.”

In the present circumstances, the Company believes that it would be extremely difficult for the Investors to effect a distribution of the shares of Common Stock issuable to them in the Private Placements even if they were so inclined. As indicated above, there are eleven Investors for whom securities are being registered in the Registration Statement and each Investor made extensive representations and warranties in the purchase agreements regarding its investment intent. Although certain Investors are affiliated, there is no evidence that all Investors have any plan to act in concert to effect a distribution of their shares of Common Stock.  Such a plan would make the Investors a “group” under Section 13(d) of the Exchange Act.

Furthermore, the Unit Placement and the March Placement occurred several months apart in two separate transactions for different types of the Company’s securities. Accordingly, absent evidence to the contrary, the Company does not believe that there is a valid basis to impute to the Investors any intent to act in concert to effect a distribution of the shares of Common Stock.

In addition, the Company respectfully submits that the thin trading volume in the Common Stock would severely limit any attempt to distribute the shares of Common Stock because the market simply could not absorb that many shares, even if registered. For example, if the holders of the shares of Common Stock to be registered pursuant to the Registration Statement attempted to liquidate their positions in the Common Stock in the open market and no other person sold a single share of Common Stock, it would take them several years to do so at that daily trading volume. Alternatively, if such holders accounted for half of that daily trading volume, it would still take them years to liquidate their positions in the Common Stock in the open market. In light of the thin daily trading volume in the Common Stock, the Company does not believe that any Investor purchased the securities for the purpose of making a distribution of the shares of Common Stock. The Company further believes that the Investors are locked into their investments for an extended period of time, regardless of whether the re-sale of their shares of Common Stock is registered.

Furthermore, there is no evidence that a distribution would occur if the Registration Statement is declared effective. Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as

“an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” (emphasis added)

Accordingly, the Company respectfully submits that the mere size of a potential offering does not make a proposed sale a “distribution” because special selling efforts and selling methods must be employed before an offering constitutes a distribution. The Company has no evidence that any special selling efforts or selling methods (e.g., road shows) have taken place or would take place if all of the shares of Common Stock issuable in the Private Placements were registered pursuant to the Registration Statement, or that all Investors have any plan to act in concert to effect a distribution of their shares of Common Stock. Nor is there any evidence that any of the Investors have conducted any road shows or taken any other actions to condition or “prime” the market for their shares of Common Stock. To do so would, among other things, violate the detailed representations and warranties made by each Investor in the purchase agreements that they were purchasing their securities for investment and not with a view to making an illegal distribution.

Their Relationship to the Issuer

As disclosed in the section “Selling Shareholders” on page 27 in the Registration Statement, several of the Investors have previously acquired shares of Common Stock or are directors of the Company. The other Investors in the Private Placements had no relationship with the Company prior to their investment in the Private Placements. As indicated above, all of the Investors are institutional investors or accredited individual investors who represented that they were purchasing their securities for investment and not with a view to making an illegal distribution. Again, the Company has no basis to believe that any of the Investors do not have the intention or ability to hold their shares of Common Stock for an indefinite period.

The Amount of Shares Involved

Of the 15,869,197 shares being registered for resale, none represent actual shares of Common Stock outstanding as of the date hereof, but instead shares of Common Stock that are merely issuable upon exercise or conversion of warrants or Preferred Stock. Absent an increase in the Company’s trading price and trading volume, these investors will remain, at full.

Furthermore, the Company notes that the amount of shares involved is only one factor cited in the Interpretation to be considered by the Commission in applying Rule 415. The availability of Rule 415 depends on whether the offering is made by selling shareholders or deemed to be made by or on behalf of the issuer. Although the Commission has viewed remaining below certain thresholds as presumptive evidence of a valid secondary offering (for example, one-third of the outstanding shares held by non-affiliates in registration statements relating to securities with toxic features), generally this analysis is informed by the totality of the facts and circumstances of the specific transaction and there is no proscriptive limit on the number of shares that may be registered in a valid secondary offering. In order for the Commission to determine that the offering is really being made on behalf of the issuer, the Commission must conclude that the selling shareholders are seeking to effect a distribution of the shares. However, if the Commission’s concern is that a distribution is taking place, the Company respectfully submits that the number of shares being registered should be one of the less important factors in the Commission’s analysis since an illegal distribution of shares can take place regardless of the amount of shares. In fact, the Company believes that it may be easier to effect an illegal distribution when the number of shares involved is relatively small in relation to the shares outstanding or the trading volume. To the contrary, when investors buy a large stake in a small public company, it can be extremely difficult for them to exit the stock quickly. Therefore, the Company believes that the larger the investment, the harder it may be for an investor to effect a distribution, especially in the case of a small public company — like the Company — with a limited trading volume.

In addition, limiting the number of shares being registered does not effect any significant change in the circumstances of a proposed offering, the investment intent of the selling shareholders or the ability of investors to effect a distribution if, in fact, that was their intent. In the present circumstances, the Company does not believe that the Investors looked to acquire a specific percentage of the Company and then calculated their investment amount based on a desired level of ownership. Instead, the Company believes that the Investors evaluated an investment in the Company on the basis of the business purpose for the Private Placements and whether they believed the Company’s proposed use of proceeds was rational and likely to produce above average investment returns.

Whether the Sellers Are in the Business of Underwriting Securities

The Company is advised that, except for Maxim Group LLC, Cary Sucoff, Francis Anderson, and Christopher Henderson, none of the Investors are in the business of underwriting securities, is a registered broker-dealer or the affiliate of a registered-broker dealer.  Messers. Sucoff, Anderson, and Henderson, each affiliated with a broker-dealer, have previously received shares of Common Stock and warrants as compensation for assisting the Company in prior private placements, and in fact, have had their shares of the Company’s Common Stock previously registered with the Commission.  Despite having shares of Common Stock previously registered, none of these individuals have ever sold those shares.

As described above, the Investors are institutional investors or accredited individual investors that buy and sell portfolio securities for their own accounts. As set forth in their Schedule 13D, Miriam Blech and Isaac Blech, the trustee with sole voting and dispositive power over the River Charitable Remainder Unitrust f/b/o Isaac Blech, who own 51.8% and 41.8%, respectively, of the Common Stock, assuming conversion of Series C Preferred Stock and Series C Warrants, are private investors and are not in the business of underwriting securities. In addition, each of the Investors made extensive representations and warranties in the purchase agreements regarding its investment intent, including representations that each Investor was purchasing its securities for its own account, for investment purposes and not for the purpose of effecting any distribution of the securities in violation of the Securities Act. Furthermore, each of the Investors represented that it was acting individually and not as a group, and that each Investor had made its own independent decision to purchase securities in the Private Placements. The Company has no basis to believe that those representations are untrue.

Whether Under All the Circumstances it appears that the Seller is Acting as a Conduit for the Issuer

The Company respectfully submits that the facts and analysis provided above do not support a conclusion that the Investors are engaged in a distribution and are acting as conduits for the Company. In addition, none of the Investors are in the business of underwriting securities and there is no evidence to suggest that any of the Investors are acting in concert to effect a coordinated distribution of the shares of Common Stock. In these circumstances, the Company respectfully submits that the offering it seeks to register pursuant to the Registration Statement is a valid secondary offering and requests the Commission to concur that it may proceed consistent with Rule 415.

Registered Broker-Dealers/Placement Agent Are Not Underwriters

Section 2(a)(11) of the Securities Act defines an “underwriter” to include

“any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates in or has a participation in the direct or indirect underwriting of any such undertaking….”

The Company respectfully submits that a “distribution” of securities on behalf of an issuer must be taking place before a person can be an underwriter. As demonstrated above, the Company believes that the Private Placements are properly characterized as a valid secondary offering and not as an offering “by or on behalf of the registrant” and no “distribution” of securities is occurring or can reasonably be alleged to be contemplated. Since there is no distribution of securities on behalf of an issuer there is no underwriting and neither the broker-dealers or placement agent nor any other Investor is properly characterized as an “underwriter” within the meaning of the Securities Act.

Conclusion

For all of the foregoing reasons, the Company respectfully submits that it may proceed with the registration of the shares of Common Stock issuable in the Private Placements as a valid secondary offering on behalf of the Investors. The Company does not believe that a potential violation of Rule 415 exists and, in these circumstances, there is no risk to the investing public if the Registration Statement is declared effective. Furthermore, the Company believes that none of the Investors are “underwriters” under the Securities Act with respect to the offering contemplated by the Registration Statement.

Selling Stockholders, page 27

3.           Pursuant to the Staff’s request, on page 28 the Company has modified the Selling Stockholders footnotes to identify the natural persons who exercise voting and dispositive control over the shares being offered by Maxim Group LLC and Jenco Business Advisors.

Undertakings, page II-4

4.           The Company has removed the Item 512(b) undertaking pursuant to the Staff’s comments.

The Staff is invited to contact the undersigned with any comments or questions it may have.  Thank you for your cooperation.

Very truly yours,

/s/ Michael H. Freedman